Property and Casualty Reserves for Unpaid Claims and Claim Expenses

The Company's insurance/reinsurance subsidiaries maintain reserves to cover their estimated ultimate liability for unpaid claims and claim expenses with respect to reported and unreported claims incurred as of the end of each accounting period (net of estimated related salvage and subrogation claims). These reserves are estimates that involve actuarial and statistical projections of the expected cost of the ultimate settlement and administration of unpaid claims based on facts and circumstances then known, estimates of future trends in claims severity and other variable factors such as inflation, new concepts of liability and changes in claim settlement procedures. The inherent uncertainties of estimating claim reserves are exacerbated for reinsurers by the significant periods of time that often elapse between the occurrence of an insured claim, the reporting of the claim to the primary insurer and, ultimately, to the reinsurer, and the primary insurer's payment of that claim and subsequent indemnification by the reinsurer. As a consequence, actual claims and claim expenses paid may deviate, perhaps substantially, from estimates reflected in the insurance companies' reserves in their financial statements. Adjustments to previously reported reserves for net claims and claim expenses are considered changes in estimates for accounting purposes and are reflected in the financial statements in the period in which the adjustment occurs.

When a claim is reported to a ceding company, the ceding company's claims personnel establish a "case reserve" for the estimated amount of the ultimate payment. The estimate reflects the informed judgment of such personnel based on general insurance reserving practices and on the experience and knowledge of such personnel regarding the nature and value of the specific type of claim. The Company, in turn, typically establishes a case reserve when it receives notice of a claim from the ceding company. Such reserves are based on an independent evaluation by the Company's claims departments, taking into consideration coverage, liability, severity of injury or damage, jurisdiction, an assessment of the ceding company's ability to evaluate and handle the claim and the amount of reserves recommended by the ceding company. Case reserves are adjusted periodically by the claims departments based on subsequent developments and audits of ceding companies. The Company has reorganized its claim teams into integrated groups to align with the Company's business structure. In the course of this reorganization, the team recognized that best practices existed in many of the original claims teams. In order to leverage these best practices across the new claims organization, the Global Claims Team launched the Claims Six Sigma initiative. Claims Six Sigma has focused on establishing common processes in areas such as claims adjudication, subrogation, auditing, alternative dispute resolution and use of structured settlements.

In accordance with GAAP, the Company also maintains reserves for claims incurred but not reported ("IBNR"). Such reserves are established to provide for future case reserves and loss payments on incurred claims that have not yet been reported to an insurer or reinsurer. In calculating IBNR reserves, the Company uses generally accepted actuarial reserving techniques that take into account quantitative loss experience data, together with, where appropriate, qualitative factors. IBNR reserves are based on claim experience and are grouped both by class of business and by accident year. IBNR reserves are also adjusted to take into account certain additional factors, such as changes in the volume of business written, reinsurance contract terms and conditions, the mix of business, claims processing and inflation, that can be expected to affect the Company's liability for claims over time.

The potential for adverse development of the Company's reserves for its international business, as compared to that of its domestic business, is reduced because the international operations have a relatively low proportion of longer tail exposures.

Reserve Development. The development of the Company's net balance sheet property and casualty liabilities for unpaid claims and claim expenses for accident years 1991 through 2001 is summarized in the following table.

Net Liability. The first row of data shows the estimated net liability for unpaid claims and claim expenses at December 31 for each year from 1991 to 2001. The liability includes both case and IBNR reserves as of each year-end date, net of anticipated recoveries from other reinsurers. The rows immediately following the first row of data show cumulative paid data at December 31, as of one year, two years, . . ., 10 years of subsequent payments.

Net Liability Re-estimated. The middle rows of data show the re-estimated amount for previously reported net liability based on experience as of the end of each subsequent calendar year's results. This estimate is changed as more information becomes known about the underlying claims for individual years. The cumulative redundancy (deficiency) shown in the table is the aggregate net change in estimates over the period of years subsequent to the calendar year reflected at the top of the respective columns. The amount in the line titled "Redundancy (Deficiency) at December 31, 2001," represents for each calendar year (the "Base Year") the aggregate change in (i) the Company's original estimate of net liability for unpaid claims and claim expenses for all years prior to and including the Base Year compared to (ii) the Company's re-estimate as of December 31, 2001, of net liability for unpaid claims and claim expenses for all years prior to and including the Base Year. A redundancy means that the original estimate was greater than the re-estimate and a deficiency means that the original estimate was less than the re-estimate.


                                              Changes in Historical Reserves for Unpaid Claims and Claim Expenses
                                                  For the Last Ten Years - GAAP Basis as of December 31, 2001

                                                                   Year ended December 31,
                           ---------------------------------------------------------------------------------------------------------
(In millions)                1991      1992      1993      1994      1995      1996      1997      1998      1999     2000     2001
                           ---------------------------------------------------------------------------------------------------------

Net liability for unpaid
   claims and claim
   expenses                 $3,596    $3,991    $4,525    $5,071    $9,351    $9,458    $9,114   $12,495   $13,210  $12,202  $12,303
Cumulative paid as of:
One year later.......          665       802       949     1,115     1,964     1,949     2,176     2,867     4,811    4,758      ---
Two years later......        1,103     1,274     1,602     1,804     3,130     3,189     3,241     5,803     7,782      ---      ---
Three years later....        1,499     1,739     2,054     2,341     3,933     3,881     4,863     7,263       ---      ---      ---
Four years later.....        1,784     2,036     2,424     2,708     4,464     5,294     5,648       ---       ---      ---      ---
Five years later.....        2,008     2,293     2,690     2,988     5,686     5,919       ---       ---       ---      ---      ---
Six years later......        2,208     2,485     2,952     3,318     6,151       ---       ---       ---       ---      ---      ---
Seven years later....        2,362     2,688     3,181     3,540       ---       ---       ---       ---       ---      ---      ---
Eight years later....        2,531     2,841     3,353       ---       ---       ---       ---       ---       ---      ---      ---
Nine years later.....        2,653     2,985       ---       ---       ---       ---       ---       ---       ---      ---      ---
Ten years later......        2,772       ---       ---       ---       ---       ---       ---       ---       ---      ---      ---

Net liability
   re-estimated
   as of:
One year later.......       $3,625    $3,919    $4,612    $5,173    $9,192    $9,229    $9,179   $12,410   $13,749  $13,314      ---
Two years later......        3,587     4,066     4,656     5,313     8,959     9,127     8,655    12,115    14,504      ---      ---
Three years later....        3,701     4,095     4,793     5,256     8,907     8,549     8,453    11,987       ---      ---      ---
Four years later.....        3,687     4,238     4,747     5,155     8,392     8,252     8,601       ---       ---      ---      ---
Five years later.....        3,818     4,154     4,668     4,902     8,029     8,389       ---       ---       ---      ---      ---
Six years later......        3,771     4,075     4,487     4,804     8,180       ---       ---       ---       ---      ---      ---
Seven years later....        3,711     3,942     4,402     4,854       ---       ---       ---       ---       ---      ---      ---
Eight years later....        3,592     3,906     4,461       ---       ---       ---       ---       ---       ---      ---      ---
Nine years later.....        3,591     3,946       ---       ---       ---       ---       ---       ---       ---      ---      ---
Ten years later......        3,643       ---       ---       ---       ---       ---       ---       ---       ---      ---      ---
Redundancy (Deficiency)
   at December 31, 2001        (47)       45        64       217     1,171     1,069       513       508    (1,294)  (1,112)     ---
Effect of foreign
   exchange (1)                (41)      (21)        2       (25)     (708)     (672)     (344)     (729)     (589)     216      ---
                            ------    ------     ------   ------    ------    ------    ------    ------    ------   ------   ------
Redundancy (Deficiency)
   at December 31, 2001,
   excluding foreign
   exchange                 $  (88)   $   24     $   66   $  192    $  463    $  397    $  169    $ (221)  $(1,883)  $ (896)  $  ---
                            ======    ======     ======   ======    ======    ======    ======    ======   =======   ======   ======


(In millions)                         1992     1993     1994      1995      1996      1997      1998      1999     2000      2001
                                     ----------------------------------------------------------------------------------------------

Balance at December 31 - gross.....  $4,815   $5,312   $6,020   $11,145   $10,869   $10,936   $15,342   $17,435   $16,932   $20,882
Less reinsurance recoverables......    (824)    (787)    (949)   (1,794)   (1,411)   (1,822)   (2,847)   (4,225)   (4,730)   (8,579)
                                     ------   ------   ------   -------   -------   -------   -------   -------   -------   -------
Balance at December 31 - net.......   3,991    4,525    5,071     9,351     9,458     9,114    12,495    13,210    12,202    12,303
                                     ------   ------   ------   -------   -------   -------   -------   -------   -------   -------
Latest re-estimated liability -
   gross...........................   5,079    5,546    5,958     9,724     9,888    10,336    15,520    20,340    19,364       ---
Less re-estimated reinsurance
   recoverables....................  (1,133)  (1,085)  (1,104)   (1,544)   (1,499)   (1,735)   (3,533)   (5,836)   (6,050)      ---
                                     ------   ------   ------   -------   -------   -------   -------   -------   -------   -------
Latest re-estimated liability -
    net............................   3,946    4,461    4,854      8,180     8,389     8,601    11,987    14,504    13,314       ---
                                     ------   ------   ------    ------    ------    ------   -------   -------   -------   -------
Gross redundancy (deficiency)......    (264)    (234)      62      1,421       981       600      (178)   (2,905)   (2,432)      ---
Effect of foreign exchange (1).....     (30)      (3)     (35)      (859)     (816)     (402)   (1,091)     (934)      382       ---
                                     -------   ------   ------     ------   -------   -------   -------   -------   -------   ------
Gross redundancy (deficiency),
   excluding foreign exchange......  $ (294)  $ (237)  $   27     $  562   $   165   $   198   $(1,269)  $(3,839)  $(2,050)  $   ---
                                     ======   ======   ======     ======   =======   =======   =======   =======   =======   =======

(1) The results of the Company's international operations translated from functional currencies into U.S. dollars are included with the Company's U.S. underwriting operations in this table. The foreign currency translation impact on the cumulative redundancy (deficiency) arises from the difference between reserve developments translated at the exchange rates at the end of the year in which the liabilities were originally estimated and the exchange rates at the end of the year in which the liabilities were re-estimated.

Note: For a description of the purpose of the above table and the various table sections, please refer to the immediately preceding section entitled "Reserve Development."

A number of major trends that occurred within the insurance industry, the economy in general and several Company-specific factors have had a significant effect on the Company's liabilities for unpaid claims and claim expenses during the period covered by the preceding table.

Claims and claim expense reserve development in the mid 1980's reflected the inadequate premium rates which resulted from intense competition in the market during that period. In the late 1980's, the reinsurance market generally reacted to the rate deficiencies and the resulting claims and claim expense reserve development by increasing rates and strengthening claims and claim expense reserves. This is reflected, with respect to the Company, in the significant improvements in the overall reserve adequacy in the early 1990's. The increase in reserve redundancies indicated for 1995 through 1997 is attributable to the favorable claim environment that existed during that period.

The indicated deficiency in the 1998 reserve position is attributable to higher than normal claim and claim expense development across a number of lines of business, including property coverages (which was most highly impacted by much higher than expected industry-wide losses with respect to Hurricane Georges), long-term disability and communications/media liability.

The significant indicated deficiency that has developed with respect to the 1999 recorded reserves is primarily attributable to the combination of the effects of continued insufficient pricing within the overall property and casualty insurance/reinsurance industry and the insurance industry's undervaluing the initial loss estimates for certain European windstorms occurring late in December 1999. Based on the continued escalation in reported losses relative to associated premiums, it became more apparent during 2000 that the level of general price erosion that occurred in the primary property and casualty insurance industry in recent years was significantly greater than had been previously contemplated. In response to this new information, it became necessary for the Company to increase claim reserves to reflect the higher ultimate loss projections resulting from this increasing trend of claim development on these more recent underwriting years.

Unfortunately, the escalation in reported losses relative to associated premiums that emerged in 2000 continued in 2001, and at a pace greater than had been anticipated in the actuarial reserve studies completed in late 2000. As a result, in 2001, it again became necessary for the Company to increase claim reserves to reflect the higher ultimate loss projections for prior year loss events. The majority of the adverse development in 2001, and to a lesser extent in 2000, related to higher projected losses on liability coverages, especially in the hospital liability, nonstandard automobile (automobile insurance extended to higher-risk drivers) and commercial general liability lines of business. The total adverse development on prior year loss events recognized in 2001 aggregated approximately $800 million.

To a lesser degree, development of asbestos and environmental claims has affected the Company's results. Higher than anticipated levels of inflation in certain lines of reinsurance businesses has also had an adverse effect on liabilities for claims and claim expenses, particularly in excess of loss reinsurance.

The Company's reconciliation of its beginning and ending property and casualty reserves for unpaid claims and claim expenses on a GAAP basis is summarized as follows:


                                                                 Year ended December 31,
                                                          -----------------------------------
(In millions)                                              2001           2000         1999
                                                          -----------------------------------

Balance at January 1 - gross............................. $16,932       $17,435       $15,342
Less reinsurance recoverables............................  (4,730)       (4,225)       (2,847)
                                                          -------       -------       -------
Balance at January 1 - net...............................  12,202        13,210        12,495
                                                          -------       -------       -------

Claims and expenses incurred:
   Current year..........................................   4,579         4,401         4,162
   Prior years...........................................     811           934           233
                                                          -------       -------       -------
                                                            5,390         5,335         4,395
                                                          -------       -------       -------

Claims and expenses paid:
   Current year..........................................    (761)       (1,290)       (1,228)
   Prior years...........................................  (4,758)       (4,811)       (2,867)
                                                          -------       -------       -------
                                                           (5,519)       (6,101)       (4,095)
                                                          -------       -------       -------

Claim reserves related to acquired companies.............       -           279           793

Claim reserves related to disposed companies.............       -             -          (202)

Foreign exchange and other...............................     230          (521)         (176)
                                                          -------       -------       -------
Balance at December 31 - net.............................  12,303        12,202        13,210
Add reinsurance recoverables.............................   8,579         4,730         4,225
                                                          -------       -------       -------
Balance at December 31 - gross........................... $20,882       $16,932       $17,435
                                                          =======       =======       =======


The liabilities for claims and claim expenses in the preceding table include long-term disability claims that are discounted at a 6% rate for all years presented. As a result of discounting the Company's long-term disability claims, total liabilities for claims and claim expenses have been reduced by an estimated 1% at December 31, 2001 and 2000. The accretion of discount is included in current operating results as part of the development of prior year liabilities. Discounts amortized as a percentage of claims, claim expenses and policy benefits were less than 1% for each of the years ended December 31, 2001, 2000 and 1999.

The Company's reconciliation of its property and casualty reserves for unpaid claims and claim expenses between statutory basis and GAAP basis is summarized as follows:

                                                                                December 31,
                                                               ------------------------------------------------
(In millions)                                                         2001           2000            1999
                                                               ---------------- --------------- ---------------

Statutory basis reserves for U.S. companies - net.........         $ 5,786         $ 6,213        $ 7,204
Adjustments to arrive at GAAP basis (1)...................             664             500            636
                                                                   -------         -------        -------
GAAP basis reserves for U.S. companies - net..............           6,450           6,713          7,840
GAAP basis reserves for non-U.S. companies - net..........           5,853           5,489          5,370
                                                                   -------         -------        -------
Total GAAP basis reserves - net...........................          12,303          12,202         13,210
Add reinsurance recoverables..............................           8,579           4,730          4,225
                                                                   -------         -------        -------
GAAP basis reserves - gross...............................         $20,882         $16,932        $17,435
                                                                   =======         =======        =======


(1) Statutory basis reserve offsets and reserves reclassified to contract deposit assets or liabilities based on risk transfer provisions of SFAS No. 113.

Asbestos and Environmental Exposure. Included in the Company's liability for claims and claim expenses are liabilities for asbestos and environmental exposures. These claims and claim expenses are primarily related to policies written prior to 1986 as the policies written since 1986 have tended to explicitly exclude asbestos and environmental risks from coverage and most of the asbestos and environmental exposures arise from risks located in the United States.

The three-year development of claims and claim expense reserves associated with the Company's asbestos and environmental claims, including case and IBNR reserves, is summarized as follows:


                                                                          Year ended December 31,
                                                                --------------------------------------------
(In millions)                                                       2001           2000            1999
                                                                -------------- -------------- --------------

Balance at January 1 - gross..............................          $829           $800            $995
Less reinsurance recoverables.............................          (183)          (195)           (206)
                                                                    ----           ----            ----
Balance at January 1 - net................................           646            605             789

Claims and expenses incurred..............................            23             99              (7)
Claims and expenses paid..................................           (48)           (58)           (210)
Claim reserves related to acquired companies..............             -              -              33
                                                                    ----           ----            ----

Balance at December 31 - net..............................           621            646             605
Add reinsurance recoverables..............................           165            183             195
                                                                    ----           ----            ----
Balance at December 31 - gross............................          $786           $829            $800
                                                                    ====           ====            ====


The amounts in the preceding table are management's best estimate, based on currently available information, of claims and claim expense payments and recoveries for asbestos and environmental exposures that are expected to develop in future years.

The Company monitors evolving case law and its effect on asbestos-related illness and toxic waste cleanup claims. Changing domestic and foreign government regulations and legislation, including continuing congressional consideration of federal Superfund legislation, newly reported claims, new contract interpretations and other factors could significantly affect future claim development. While the Company has recorded its best estimate of its liabilities for asbestos-related illness and toxic waste cleanup claims based on currently available information, it is possible that additional liabilities may arise in the future. It is not possible to estimate with any certainty the amount of additional net claims and claim expenses, or the range of net claims and claim expenses, if any, that is reasonably possible; therefore, there can be no assurance that future liabilities will not materially affect the Company's results of operations, financial position or cash flows.

Other Mass Tort Exposures. In addition to asbestos and environmental exposures, the Company also may have exposures to other mass torts involving primarily product liability issues such as tobacco products, gun manufacturers and silicone breast implants. The Company has, in the past, generally avoided the products liability reinsurance business, and, based on currently available information, future liabilities resulting from these matters are not expected to be material to the Company's results of operations, financial position or cash flows.